

September 14, 2011

Via E-mail
Mr. Andrew Levi
Chief Financial Officer
Blue Calypso, Inc.
1345 Valwood Parkway
Suite 301
Carrollton, Texas 75006

> **Re:** **Blue Calypso, Inc.**
> **Item 4.01 Form 8-K**
> **Filed September 8, 2011**
> **File No. 0-53981**

Dear Mr. Levi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Form 8-K filed September 8, 2011

1. We note that you disclose that R. R. Hawkin will not act as your independent registered public accounting firm. To comply with Item 304(a)(1) of Regulation S-K please revise your disclosure to state whether the firm was dismissed, resigned, or declined to stand for reelection.

2. Please file an updated Exhibit 16 letter from your former independent registered public accounting firm.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please file all correspondence over EDGAR. You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director